Exhibit 99.1

Oculis Announces Launch of Proposed Public Offering of Ordinary Shares

ZUG, Switzerland and BOSTON, USA, May 30, 2023 – Oculis Holding AG (Nasdaq: OCS), a global biopharmaceutical company purposefully driven to save sight and improve eye care, today announced the launch of a follow-on public offering of 5,000,000 ordinary shares. In addition, Oculis expects to grant the underwriters a 30-day option to purchase up to an additional 15% of ordinary shares to be sold in the offering on the same terms and conditions. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed. All of the securities in the offering are to be sold by Oculis.

Oculis intends to use the net proceeds from this offering, together with its existing resources, to fund its development programs in Diabetic Macular Edema and other ophthalmic indications, and for working capital and general corporate purposes.

BofA Securities and SVB Securities are acting as joint book-running managers for this offering. Wedbush PacGrow, Baird, H.C. Wainwright & Co. and Pareto Securities are acting as co-managers for the offering. Arctica Finance is acting as financial advisor for the offering.

A registration statement on Form F-1 relating to the securities referred to herein has been filed with the U.S. Securities and Exchange Commission (“SEC”) but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

The securities referred to in this press release will be offered in the United States only by means of a prospectus. Copies of the preliminary prospectus related to this offering may be obtained, when available, from: BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon, Charlotte, North Carolina 28255-0001, or by email at dg.prospectus_requests@bofa.com or SVB Securities, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, Telephone: 1-800-808-7525, ext. 6105, Email: syndicate@svbsecurities.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Oculis

Oculis (Nasdaq: OCS) is a global biopharmaceutical company purposefully driven to save sight and improve eye care. Oculis’ highly differentiated clinical-stage pipeline comprises multiple innovative product candidates in development for eye diseases of high unmet need. It includes OCS-01 eye drops, a topical candidate in Phase 3 development for diabetic macular edema (DME) and inflammation and pain following ocular surgery; OCS-02 eye drops, a topical biologic candidate in Phase 2 development for dry eye disease (DED) and uveitis; and OCS-05, a disease modifying candidate for acute optic neuritis (AON) and other neuro-ophthalmic disorders, such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis. The first in-patient, proof-of-concept trial with OCS-05 is currently ongoing in France. Headquartered in Switzerland and with operations in the United States, Europe and China, Oculis’ goal is to deliver life-changing eye treatments to patients worldwide. The company is led by an experienced management team with a successful track record in the pharmaceutical industry, supported by leading international healthcare investors.

Contacts

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577

Media Relations

Consilium Strategic Communications

Amber Fennell, Tracy Cheung, David Daley

oculis@consilium-comms.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to whether Oculis will consummate the offering of securities described herein, and the timing, size and use of proceeds of such offering, and its expectations with respect to granting the underwriters a 30-day option to purchase additional ordinary shares. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that are described in the Risk Factors sections of the preliminary prospectus for such offering to be filed with the SEC, any of which could cause the events and circumstances discussed in such forward-looking statements to not occur on the terms described or at all. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Oculis undertakes no obligation to update any such forward-looking statements after the date hereof, except as required by law.